Mail Stop 3561

      September 23, 2005

Amy Trombly
1163 Walnut Street, Suite 7
Newton, MA 02461

	RE:	Jane Butel Corporation
      Revised Preliminary Information Statement on Schedule 14C
		Filed September 2, 2005
		File No. 0-50104

Dear Mrs. Trombly:

      We have reviewed your filing and your September 2, 2005 response letter and have the following comments. We have limited our review to your compliance with the requirements of Schedule 14C. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Information Statement on Schedule 14C
1. In addition to presenting the beneficial ownership information as of the record date, revise to update the beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-B. Also, revise the information statement to discuss the security ownership of Theodore Smith prior to the merger with Bootie Beer Company and as of the record date.
2. Please explain in greater detail why Section 607.1201 applies to the sale of all of your assets and some of your liabilities to Mrs.
Butel. In this regard, address the applicability of this statutory provision while considering that 21st Century Technologies was a holder of warrants, and not a creditor of your company, prior to the settlement of the dispute between Jane Butel Corporation and 21st Century Technologies.
3. We reference your response analyzing the need for shareholder approval of the change in control in connection with Mrs. Butel`s sale of her Series A preferred stock. Clarify what you mean by the statement in your response letter that "[a]s this was a private transaction, it did not require shareholder approval." Confirm, if true, that Florida corporate law did not require shareholder approval of the sale of shares to Geneva Atlantic Capital Corp. and the subsequent issuance of shares of common stock to the shareholders of
Bootie Beer Company.


*	*	*	*

      Please respond to these comments by filing a revised preliminary consent solicitation statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14c-5(e) of Regulation 14C and Rule 310 of Regulation S-T.

      Please contact Derek Swanson, Staff Attorney, at (202) 551-
3366
or me at (202) 551-3810 with any other questions.


								Sincerely,


								/s/ Michele M. Anderson
								Michele M. Anderson
								Legal Branch Chief
















cc:	Amy Trombly
	Via Facsimile: (309) 406-1426

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Amy Trombly
September 23, 2005
Page 1